Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2015 Unaudited Financial Results

(Beijing - Feb 24, 2016) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

“2015 marked a year of tremendous growth fueled by all-around achievement for our company,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our total net revenues grew 94.7% for the year and 128.2% for the fourth quarter compared to the same quarter of fiscal year 2014, with expanding contributions from each of our three business segments. We saw year-over-year net revenue increases in the fourth quarter of 103.2% from online games, 68.1% from advertising services and 355.5% from e-mail, e-commerce and others.”

“PC-client games remain vital to China’s online game industry, while mobile games are driving rapid new growth. The steps we have taken over the last year to enhance our mobile capabilities have secured our position in the mobile arena. Our high-profile mobile portfolio now consists of over 80 diverse games, including our Fantasy Westward Journey and Westward Journey Online mobile games, which maintained their positions as the top two grossing games in China’s iOS app store in the fourth quarter. Our other mobile games, including licensed game Kai-ri-sei Million Arthur as well as a number of other new and exciting games such as Invincible, the Kung Fu Panda mobile game and Chrono Blade also demonstrated strong performances during the fourth quarter.”

“Offering thrilling gaming experiences to our existing and growing community of PC-client players remains an integral part of our online games strategy. Our self-developed 3D oriental fantasy MMORPG Revelation maintained strong traction in the fourth quarter, and in November we launched open beta testing for our 3D warfare MMORPG Hegemon-King of Western Chu. During the fourth quarter we also released new expansion packs for PC-client games including Tianxia III, Heroes of Tang Dynasty Zero and Kung Fu Master II, and launched a promotional campaign for Demon Seals. In addition to our successful and growing portfolio of self-developed online games, Blizzard Entertainment’s Hearthstone®: Heroes of Warcraft™ continued to perform well and attract new players.”

“We are taking a number of steps to broaden our game offerings with exciting new game-play for both our PC-clients and mobile users. We recently released a trailer for War Rage, a real-time action tactical game for PC-clients, which we expect to launch in 2016. We also plan to enhance the popularity of our established PC-client titles with upcoming expansion packs for games including New Westward Journey Online II, Tianxia III, Heroes of Tang Dynasty Zero, Demon Seals and Kung Fu Master II in the first half of 2016. We are simultaneously expanding our robust mobile games pipeline with gripping new games. For example, in January we released new mobile games such as Kung Fu Panda 3 and The X-World, which have quickly gained traction with players. In addition, a number of other compelling new games including Raven, Fantasy Westward Journey: Warriors, the mobile version of New Ghost, and a series of new game titles based on the best-selling novels by Mr. Gu Long, a famous wuxia fiction writer, are scheduled to premiere in the coming months.”

“Business is thriving across our game and Internet service offerings. In 2015 our advertising services revenues continued to grow. Supported by the popularity of our Mobile News App and NetEase-hosted, high profile events such as our NetEase Annual Economist Conference, our overall brand was further strengthened. The automobile, Internet services and telecommunication services sectors were our top performing advertising verticals in the fourth quarter. Our e-commerce platforms including Kaola.com also continue to grow at a swift pace, and we plan to keep expanding this business where we see considerable growth opportunity.”

“We returned over $247.0 million to our investors in 2015 through share repurchases and our regular dividend program. In 2016 we believe we are well-positioned to continue to create and return value to our shareholders through diligently building and growing our business with a focus on providing the highest quality PC-client and mobile games, Internet products and e-commerce services,” Mr. Ding concluded.

Fourth Quarter 2015 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2015 were RMB7,903.0 million (US$1,220.0 million), compared to RMB6,671.8 million and RMB3,463.0 million for the preceding quarter and the fourth quarter of 2014, respectively.

Net revenues from online games were RMB5,502.9 million (US$849.5 million) for the fourth quarter of 2015, compared to RMB5,212.9 million and RMB2,707.5 million for the preceding quarter and the fourth quarter of 2014, respectively.

Net revenues from advertising services were RMB609.0 million (US$94.0 million) for the fourth quarter of 2015, compared to RMB454.9 million and RMB362.2 million for the preceding quarter and the fourth quarter of 2014, respectively.

Net revenues from e-mail, e-commerce and others were RMB1,791.1 million (US$276.5 million) for the fourth quarter of 2015, compared to RMB1,004.0 million and RMB393.2 million for the preceding quarter and the fourth quarter of 2014, respectively.

Gross Profit

Gross profit for the fourth quarter of 2015 was RMB4,219.7 million (US$651.4 million), compared to RMB3,849.3 million and RMB2,485.4 million for the preceding quarter and the fourth quarter of 2014, respectively.

The year-over-year increase in online games gross profit was primarily driven by revenue contribution from mobile games such as the Fantasy Westward Journey and the Westward Journey Online mobile games, and licensed games such as Blizzard Entertainment’s Hearthstone: Heroes of Warcraft and Diablo® III: Reaper of Souls™, as well as Kai-ri-sei Million Arthur and NetEase’s new self-developed PC-client games such as Revelation. The quarter-over-quarter increase in online games gross profit was primarily driven by revenue contribution from mobile games such as the Westward Journey Online mobile game and Kai-ri-sei Million Arthur, as well as Blizzard Entertainment’s Hearthstone: Heroes of Warcraft.

The year-over-year and quarter-over-quarter increases in advertising services gross profit were primarily attributable to strong demand from the automobile, Internet services and telecommunication sectors, and NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App.

The year-over-year decrease in e-mail, e-commerce and others gross profit was primarily due to the temporary suspension of higher margin e-commerce services related to third-party lottery products since February 2015. The quarter-over-quarter increase was mainly due to increased revenue contribution from NetEase’s e-commerce businesses such as Kaola.com.

Gross Profit Margin

Gross profit margin for the online games business for the fourth quarter of 2015 was 67.2%, compared to 67.9% and 76.0% for the preceding quarter and the fourth quarter of 2014, respectively. The year-over-year and quarter-over-quarter decreases in gross profit margin were mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins as a percentage of NetEase’s total online games revenues.

Gross profit margin for the advertising services business for the fourth quarter of 2015 was 68.1%, compared to 67.6% and 65.9% for the preceding quarter and the fourth quarter of 2014, respectively.

Gross profit margin for the e-mail, e-commerce and others business for the fourth quarter of 2015 was 6.0%, compared to 0.1% and 48.2% for the preceding quarter and the fourth quarter of 2014, respectively. The year-over-year decrease in gross profit margin was primarily attributable to the temporary suspension of higher margin e-commerce services related to third-party lottery products discussed above, as well as increased revenue contribution from NetEase’s other e-commerce platforms, which have relatively lower gross profit margins. The quarter-over-quarter improvement in gross profit margin was mainly due to the revenue growth from NetEase’s e-commerce businesses such as Kaola.com.

Operating Expenses

Total operating expenses for the fourth quarter of 2015 were RMB1,801.7 million (US$278.1 million), compared to RMB1,761.2 million and RMB1,239.7 million for the preceding quarter and the fourth quarter of 2014, respectively. The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses related to online games and advertising services, higher research and development investments and higher staff-related costs resulting from an increase in headcount and average compensation. The quarter-over-quarter increase in operating expenses was mainly due to increased selling and marketing expenses for mobile games.

Income Taxes

The Company recorded a net income tax charge of RMB513.8 million (US$79.3 million) for the fourth quarter of 2015, compared to RMB399.2 million and RMB187.9 million for the preceding quarter and the fourth quarter of 2014, respectively. The effective tax rate for the fourth quarter of 2015 was 19.2%, compared to 17.1% and 12.8% for the preceding quarter and the fourth quarter of 2014, respectively. The year-over-year increase in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises and subject to a preferential tax rate of 10% for 2014. Those subsidiaries were subject to a tax rate of 15% in 2015.

Net Income After Tax

Net income attributable to the Company’s shareholders for the fourth quarter of 2015 totaled RMB2.2 billion (US$334.1 million), compared to RMB1.9 billion and RMB1.3 billion for the preceding quarter and the fourth quarter of 2014, respectively. Non-GAAP net income attributable to the Company’s shareholders [1] for the fourth quarter of 2015 totaled RMB2.4 billion (US$363.5 million), compared to RMB2.1 billion and RMB1.4 billion for the preceding quarter and the fourth quarter of 2014, respectively.

During the fourth quarter of 2015, the Company had a net foreign exchange gain of RMB66.3 million (US$10.2 million), compared to a net foreign exchange gain of RMB66.5 million and a net foreign exchange loss of RMB7.1 million for the preceding quarter and the fourth quarter of 2014, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$2.54 and US$2.52, respectively, for the fourth quarter of 2015. The Company reported basic and diluted earnings per ADS of US$2.21 and US$2.20, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$1.50 and US$1.49, respectively, for the fourth quarter of 2014. Non-GAAP basic and diluted earnings per ADS were US$2.77 and US$2.74, respectively, for the fourth quarter of 2015, compared to non-GAAP basic and diluted earnings per ADS of US$2.41 and US$2.39, respectively, in the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$1.65 and US$1.64, respectively, for the fourth quarter of 2014.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Fiscal Year 2015 Financial Results

Net Revenues

Total net revenues for fiscal year 2015 were RMB22.8 billion (US$3.5 billion), compared to RMB11.7 billion for the preceding fiscal year. Net revenues from online games were RMB17.3 billion (US$2.7 billion) for fiscal year 2015, compared to RMB9.3 billion for the preceding fiscal year. Net revenues from advertising services were RMB1.8 billion (US$276.2 million) for fiscal year 2015, compared to RMB1.3 billion for the preceding fiscal year. Net revenues from e-mail, e-commerce and others were RMB3.7 billion (US$571.1 million) for fiscal year 2015, compared to RMB1.1 billion for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2015 was RMB13.4 billion (US$2.1 billion), compared to RMB8.5 billion for the preceding fiscal year.

The increase in online game services gross profit in 2015 was primarily attributable to increased revenue contribution from the Company’s mobile games such as the Fantasy Westward Journey and the Westward Journey Online mobile games and Battle to the West, and licensed games such as Blizzard Entertainment’s Hearthstone: Heroes of Warcraft and Diablo III: Reaper of Souls, as well as NetEase’s self-developed PC-client games such as Revelation.

The increase in advertising services gross profit in 2015 was due to a rise in demand, mainly from the automobile, Internet services and real estate sectors, as well as NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App.

The decrease in e-mail, e-commerce and others gross profit in 2015 was primarily attributable to temporary suspension of higher margin e-commerce services related to third-party lottery products since February 2015.

Operating Expenses

Total operating expenses for fiscal year 2015 were RMB6.1 billion (US$946.5 million), compared to RMB3.7 billion for the preceding fiscal year. The increase in operating expenses in 2015 was primarily due to increased selling and marketing expenses for online games, advertising services and other mobile products, higher research and development investments and higher staff-related costs resulting from an increase in headcount and average compensation.

Income Taxes

The Company recorded a net income tax charge of RMB1.3 billion (US$196.6 million) and RMB662.7 million for fiscal years 2015 and 2014, respectively. The effective tax rate was 15.7% for fiscal year 2015, compared to 12.1% for fiscal year 2014. The change in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises and subject to a preferential tax rate of 10% for 2014. Those subsidiaries were subject to a tax rate of 15% in 2015.

Net Income After Tax

Net income attributable to the Company’s shareholders for fiscal year 2015 totaled RMB6.7 billion (US$1.0 billion), compared to RMB4.8 billion for the preceding fiscal year. Non-GAAP net income attributable to the Company’s shareholders [1] for fiscal year 2015 totaled RMB7.4 billion (US$1.1 billion), compared to RMB5.1 billion for fiscal year 2014.

For fiscal year 2015, the Company reported a net foreign exchange gain of RMB133.8 million (US$20.7 million), compared to a net foreign exchange loss of RMB18.0 million for the preceding fiscal year. The net foreign exchange changes for fiscal year 2015 and 2014 were mainly due to exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

NetEase reported basic and diluted earnings per ADS of US$7.91 and US$7.86, respectively, for fiscal year 2015, and basic and diluted earnings per ADS of US$5.62 and US$5.60, respectively, for the fiscal year 2014. Non-GAAP basic and diluted earnings per ADS were US$8.72 and US$8.66, respectively, for fiscal year 2015, compared to non-GAAP basic and diluted earnings per ADS of US$6.04 and US$6.01, respectively, for fiscal year 2014.

Quarterly Dividend

The board of directors has approved a dividend of US$0.64 per ADS for the fourth quarter of 2015, which is expected to be paid on March 18, 2016 to shareholders of record as of the close of business on March 11, 2016.

NetEase paid a dividend of US$0.39 per ADS for the first quarter of 2015 on June 5, 2015, US$0.44 per ADS for the second quarter of 2015 on September 4, 2015 and US$0.56 per ADS for the third quarter of 2015 on December 4, 2015.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Other Information

As of December 31, 2015, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB26.8 billion (US$4.1 billion), compared to RMB23.2 billion as of December 31, 2014. Cash flow generated from operating activities was RMB8.1 billion (US$1.2 billion) for fiscal year 2015, compared to RMB5.9 billion for the preceding fiscal year.

Beginning in the first quarter of 2015, NetEase made a reclassification of certain revenue and cost of revenue items from its advertising services segment to its e-mail, e-commerce and others segment. The reclassification of these segments reflects changes in the way the Company evaluates its business performance and manages its operations. Certain prior period amounts have been reclassified to conform to the current period presentation.

Share Repurchase Program

On September 1, 2015, the Company announced that its board of directors approved a new share repurchase program of up to US$500 million of the Company’s outstanding ADSs for a period not to exceed 12 months. NetEase plans to fund repurchases made under this program from available working capital. Under the terms of the approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1. As of December 31, 2015, the Company had repurchased approximately 0.19 million ADSs for approximately US$20.7 million under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4778 on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2015, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2015 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2015.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, February 24, 2016 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 25, 2016). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-401-4668 (international: 1-719-325-2215), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 435922#. The replay will be available through March 9, 2016.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

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Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®: Heroes of Warcraft™, Diablo® III: Reaper of Souls™, Heroes of the Storm™, Overwatch™ or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce services may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures we use may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	December 31,	December 31,
	2014	2015	2015
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,021,453	6,071,487	937,276
Time deposits	18,496,574	14,593,291	2,252,816
Restricted cash	2,628,847	2,192,634	338,484
Accounts receivable, net	873,137	2,614,149	403,555
Prepayments and other current assets	1,451,919	3,513,275	542,356
Short-term investments	2,058,552	5,013,499	773,951
Deferred tax assets	202,040	410,589	63,384
Total current assets	27,732,522	34,408,924	5,311,822

Non-current assets:
Property, equipment and software, net	1,281,225	2,092,046	322,956
Land use right, net	77,648	238,878	36,877
Deferred tax assets	21,160	24,685	3,811
Time deposits	673,000	1,110,000	171,354
Restricted cash	—	1,200,000	185,248
Other long-term assets	569,116	2,082,897	321,544
Total non-current assets	2,622,149	6,748,506	1,041,790
Total assets	30,354,671	41,157,430	6,353,612

Liabilities, Mezzanine Classified Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	410,722	700,600	108,154
Salary and welfare payables	534,565	920,982	142,175
Taxes payable	334,290	736,214	113,652
Short-term loan	2,049,865	2,272,760	350,854
Deferred revenue	1,967,780	4,651,750	718,106
Accrued liabilities and other payables	1,357,228	2,218,330	342,451
Deferred tax liabilities	101,997	166,787	25,747
Total current liabilities	6,756,447	11,667,423	1,801,139

Long-term payable:
Deferred tax liabilities	—	81,434	12,571
Other long-term payable	106,430	84,974	13,118
Total liabilities	6,862,877	11,833,831	1,826,828

Mezzanine classified noncontrolling interests	133,634	—	—

Total NetEase, Inc.’s equity	23,390,345	29,240,083	4,513,891
Noncontrolling interests	(32,185)	83,516	12,893
Total shareholders’ equity	23,358,160	29,323,599	4,526,784

Total liabilities, mezzanine classified noncontrolling interests and shareholders’ equity	30,354,671	41,157,430	6,353,612

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	2,707,535	5,212,912	5,502,867	849,497	9,266,158	17,314,148	2,672,844
Advertising services	362,242	454,883	608,967	94,008	1,344,829	1,789,377	276,232
E-mail, e-commerce and others	393,216	1,003,994	1,791,120	276,501	1,101,847	3,699,370	571,084
Total net revenues	3,462,993	6,671,789	7,902,954	1,220,006	11,712,834	22,802,895	3,520,160

Total cost of revenues	(977,565)	(2,822,522)	(3,683,268)	(568,599)	(3,261,544)	(9,399,260)	(1,450,996)

Gross profit	2,485,428	3,849,267	4,219,686	651,407	8,451,290	13,403,635	2,069,164

Selling and marketing expenses	(704,211)	(817,940)	(893,055)	(137,864)	(1,894,998)	(2,958,229)	(456,672)
General and administrative expenses	(143,850)	(319,713)	(321,855)	(49,686)	(467,669)	(1,014,395)	(156,596)
Research and development expenses	(391,591)	(623,523)	(586,759)	(90,580)	(1,323,498)	(2,158,888)	(333,275)
Total operating expenses	(1,239,652)	(1,761,176)	(1,801,669)	(278,130)	(3,686,165)	(6,131,512)	(946,543)

Operating profit	1,245,776	2,088,091	2,418,017	373,277	4,765,125	7,272,123	1,122,621
Other income/(expenses):
Investment (losses)/income, net	(2,492)	24,995	32,120	4,958	27,373	62,341	9,624
Interest income	156,747	140,399	132,832	20,506	601,502	596,930	92,150
Exchange (losses)/gains	(7,124)	66,483	66,285	10,233	(17,998)	133,776	20,651
Other, net	72,282	10,133	23,196	3,581	82,438	45,138	6,968

Net income before tax	1,465,189	2,330,101	2,672,450	412,555	5,458,440	8,110,308	1,252,014
Income tax	(187,893)	(399,163)	(513,770)	(79,312)	(662,735)	(1,273,408)	(196,579)

Net income after tax	1,277,296	1,930,938	2,158,680	333,243	4,795,705	6,836,900	1,055,435
Net (income)/losses attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(6,027)	(49,035)	5,781	892	(39,082)	(101,792)	(15,714)
Net income attributable to the Company’s shareholders	1,271,269	1,881,903	2,164,461	334,135	4,756,623	6,735,108	1,039,721

Earnings per share, basic	0.39	0.57	0.66	0.10	1.46	2.05	0.32
Earnings per ADS, basic	9.73	14.31	16.46	2.54	36.43	51.27	7.91
Earnings per share, diluted	0.39	0.57	0.65	0.10	1.45	2.04	0.31
Earnings per ADS, diluted	9.67	14.22	16.34	2.52	36.29	50.94	7.86

Weighted average number of ordinary shares outstanding, basic	3,268,019	3,288,829	3,286,917	3,286,917	3,264,450	3,284,382	3,284,382
Weighted average number of ADS outstanding, basic	130,721	131,553	131,477	131,477	130,578	131,375	131,375
Weighted average number of ordinary shares outstanding, diluted	3,286,120	3,308,156	3,312,135	3,312,135	3,277,049	3,305,213	3,305,213
Weighted average number of ADS outstanding, diluted	131,445	132,326	132,485	132,485	131,082	132,209	132,209

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,277,296	1,930,938	2,158,680	333,243	4,795,705	6,836,900	1,055,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,965	46,693	54,554	8,422	174,462	182,450	28,165
Impairment loss for investments	24,040	—	12,037	1,858	24,040	12,037	1,858
Share-based compensation cost	124,267	168,190	190,483	29,405	349,277	684,467	105,664
(Reversal of)/ allowance for provision for doubtful debts	(282)	(3,050)	836	129	3,765	4,041	624
Loss/ (gain) on disposal of property, equipment and software	1,619	(21)	6,017	929	1,507	5,903	911
Unrealized exchange losses/ (gains)	10,070	(61,483)	(65,963)	(10,183)	18,764	(116,772)	(18,026)
Deferred income taxes	(100,860)	16,261	(19,724)	(3,045)	(117,342)	(147,285)	(22,737)
Net equity share of loss from associated companies	1,987	20,774	9,083	1,402	48,955	76,134	11,753
Fair value changes of short-term investments	(17,885)	(41,623)	(51,160)	(7,898)	(64,249)	(140,104)	(21,628)
Changes in operating assets and liabilities:
Accounts receivable	(104,705)	(164,331)	(672,343)	(103,792)	(474,381)	(1,744,059)	(269,236)
Prepayments and other current assets	(61,818)	(364,226)	(19,228)	(2,968)	(292,416)	(2,039,087)	(314,781)
Accounts payable	138,360	146,195	140,671	21,716	190,453	243,140	37,534
Salary and welfare payables	226,233	(40,219)	398,228	61,476	157,448	386,417	59,653
Taxes payable	60,923	100,165	144,782	22,350	259,828	401,924	62,046
Deferred revenue	217,560	302,082	541,012	83,518	486,744	2,683,970	414,334
Accrued liabilities and other payables	41,228	145,587	285,928	44,140	310,463	746,844	115,294
Net cash provided by operating activities	1,902,998	2,201,932	3,113,893	480,702	5,873,023	8,076,920	1,246,863

Cash flows from investing activities:
Purchase of property, equipment and software	(301,156)	(193,595)	(220,268)	(34,004)	(537,376)	(866,314)	(133,736)
Proceeds from sale of property, equipment and software	896	252	691	107	1,463	1,292	199
Purchase of other intangible assets	(1,725)	(256)	—	—	(14,011)	(347)	(54)
Purchase of land use right	(37,570)	(37,654)	(123,787)	(19,109)	(66,957)	(163,998)	(25,317)
Net change in short-term investments with terms of three months or less	(262,558)	(715,849)	136,256	21,034	247,406	(231,306)	(35,707)
Purchase of short-term investments	(300,000)	(2,050,000)	(1,370,000)	(211,492)	(2,358,122)	(5,687,000)	(877,922)
Proceeds from maturities of short-term investments	203,271	865,424	664,251	102,543	1,017,596	3,103,463	479,092
Investment in associated companies	—	(30,000)	—	—	(20,000)	(187,532)	(28,950)
Transfer (to)/from restricted cash	(173,252)	58,475	(231,015)	(35,663)	(492,149)	(763,493)	(117,863)
Placement/rollover of matured time deposits	(5,068,797)	(5,156,889)	(4,615,772)	(712,552)	(21,955,012)	(19,017,824)	(2,935,846)
Proceeds from maturities of time deposits	4,064,596	6,384,015	3,125,866	482,551	19,905,004	22,582,480	3,486,134
Net change in other assets	(43,634)	(28,910)	(156,401)	(24,144)	(248,008)	(1,305,945)	(201,603)
Net cash used in investing activities	(1,919,929)	(904,987)	(2,790,179)	(430,729)	(4,520,166)	(2,536,524)	(391,573)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	—	1,468,128	2,223,623	343,268	2,046,669	5,828,758	899,805
Payment of short-term bank loans	—	(1,468,128)	(2,223,623)	(343,268)	(975,504)	(5,741,616)	(886,353)
Proceeds from employees exercising stock options	—	—	—	—	2,917	—	—
Capital contribution from noncontrolling interests shareholders	11	—	15,000	2,316	121	15,015	2,318
Capital contribution from/ (Repurchase of) mezzanine classified noncontrolling interests shareholders	130,365	—	(134,736)	(20,800)	130,365	(134,736)	(20,800)
Repurchase of shares	—	(132,192)	—	—	—	(132,192)	(20,407)
Dividends paid to shareholders	(288,686)	(369,845)	(470,935)	(72,700)	(1,983,010)	(1,467,965)	(226,615)
Net cash used in financing activities	(158,310)	(502,037)	(590,671)	(91,184)	(778,442)	(1,632,736)	(252,052)

Effect of exchange rate changes on cash held in foreign currencies	1,760	85,302	68,362	10,553	(11,260)	142,374	21,979
Net (decrease)/ increase in cash and cash equivalents	(173,481)	880,210	(198,595)	(30,658)	563,155	4,050,034	625,217
Cash and cash equivalents, beginning of the period	2,194,934	5,389,872	6,270,082	967,934	1,458,298	2,021,453	312,059
Cash and cash equivalents, end of the period	2,021,453	6,270,082	6,071,487	937,276	2,021,453	6,071,487	937,276

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	186,347	241,807	353,663	54,596	551,303	1,124,339	173,568
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	80,575	95,365	216,328	33,395	80,575	216,328	33,395

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	2,707,535	5,212,912	5,502,867	849,497	9,266,158	17,314,148	2,672,844
Advertising services	362,242	454,883	608,967	94,008	1,344,829	1,789,377	276,232
E-mail, e-commerce and others	393,216	1,003,994	1,791,120	276,501	1,101,847	3,699,370	571,084
Total net revenues	3,462,993	6,671,789	7,902,954	1,220,006	11,712,834	22,802,895	3,520,160

Cost of revenues:
Online game services	(650,323)	(1,672,306)	(1,805,489)	(278,720)	(2,111,701)	(5,393,555)	(832,621)
Advertising services	(123,521)	(147,368)	(194,179)	(29,976)	(518,691)	(599,032)	(92,475)
E-mail, e-commerce and others	(203,721)	(1,002,848)	(1,683,600)	(259,903)	(631,152)	(3,406,673)	(525,900)
Total cost of revenues	(977,565)	(2,822,522)	(3,683,268)	(568,599)	(3,261,544)	(9,399,260)	(1,450,996)

Gross profit:
Online game services	2,057,212	3,540,606	3,697,378	570,777	7,154,457	11,920,593	1,840,223
Advertising services	238,721	307,515	414,788	64,032	826,138	1,190,345	183,757
E-mail, e-commerce and others	189,495	1,146	107,520	16,598	470,695	292,697	45,184
Total gross profit	2,485,428	3,849,267	4,219,686	651,407	8,451,290	13,403,635	2,069,164

Gross profit margin:
Online game services	76.0%	67.9%	67.2%	67.2%	77.2%	68.8%	68.8%
Advertising services	65.9%	67.6%	68.1%	68.1%	61.4%	66.5%	66.5%
E-mail, e-commerce and others	48.2%	0.1%	6.0%	6.0%	42.7%	7.9%	7.9%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.4778 on the last trading day of December 2015 (December 31, 2015) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	58,826	77,891	93,689	14,463	169,621	328,480	50,709
Operating expenses
- Selling and marketing expenses	7,910	9,041	9,071	1,400	23,253	36,023	5,561
- General and administrative expenses	18,130	29,858	39,742	6,135	51,475	120,925	18,668
- Research and development expenses	39,401	51,400	47,981	7,407	104,928	199,039	30,726

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	1,271,269	1,881,903	2,164,461	334,135	4,756,623	6,735,108	1,039,721
Add: Share-based compensation	124,267	168,190	190,483	29,405	349,277	684,467	105,664
Non-GAAP net income attributable to the Company’s shareholders	1,395,536	2,050,093	2,354,944	363,540	5,105,900	7,419,575	1,145,385

Non-GAAP earnings per share, basic	0.43	0.62	0.72	0.11	1.56	2.26	0.35
Non-GAAP earnings per ADS, basic	10.68	15.58	17.91	2.77	39.10	56.48	8.72
Non-GAAP earnings per share, diluted	0.42	0.62	0.71	0.11	1.56	2.24	0.35
Non-GAAP earnings per ADS, diluted	10.62	15.49	17.78	2.74	38.95	56.12	8.66